Exhibit 1.02

Conflict Minerals Report

Dillard's, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 2, 2014.

Unless the context indicates otherwise, the terms "Dillard's," "we," "its," "us" and "our" refer to Dillard's, Inc. and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, (3) internal and external resource constraints and (4) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview

Dillard's ranks among the nation's largest fashion apparel, cosmetics and home furnishing retailers. As of February 1, 2014, we operated 296 Dillard's stores, including 18 clearance centers, and an Internet store offering a wide selection of merchandise including fashion apparel for women, men and children, accessories, cosmetics, home furnishings and other consumer goods.

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A significant portion of the products that we sell are third-party branded products that are available from many retailers, including our company. A portion of our products are exclusive brand and private label products. We are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over the materials, parts, ingredients or components of some of our exclusive brand and private label products. We do not manufacture any products.

Notwithstanding our due diligence efforts discussed below, for 2013, we were unable to determine the origin of the necessary Conflict Minerals content in the products that we contracted to manufacture. For further information concerning these products, see "Product Information" below. However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

Based on the information provided by our suppliers and known to us, for 2013, we do not have reason to believe that any of our in-scope products contained tantalum, which we understand from published sources originates in the greatest percentage from the DRC of the four Conflict Minerals, or tungsten.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream participants. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficultly identifying participants upstream from our direct suppliers. Through the efforts described in our Form SD to which this exhibit is a part and this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy (as defined and discussed herein and in the Form SD).

Due Diligence Program Design

Dillard’s designed its due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Guidance").

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

Step 1:	Establish Strong Company Management Systems

Step 2:	Identify and Assess Risk in the Supply Chain

Step 3:	Design and Implement a Strategy to Respond to Identified Risks

Step 4:	Carry out Independent Third-Part Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Step 5:	Report on Supply Chain Due Diligence

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Due Diligence Program Execution In Respect of 2013
In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2013. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, not all of the due diligence measures discussed below are expressly provided for in the OECD Guidance.
OECD Guidance Step 1: Establish Strong Company Management Systems

1.
Dillard’s established a Conflict Minerals Team under the supervision of the General Counsel. The Conflict Minerals Team included personnel from Legal, Operations and Trade Compliance. The Conflict Minerals Team was charged with, among other things:

(a)	developing a Conflict Minerals policy (the "Conflict Minerals Policy"),

(b)	creating a Conflict Minerals compliance plan that is consistent with the Conflict Minerals Policy and that integrates the OECD Guidance,

(c)	assessing the progress, effectiveness and execution of the Conflict Minerals Policy and the Conflict Minerals plan,

(d)	periodically communicating program status and effectiveness to other members of senior management and

(e)	taking such other actions as the Conflict Minerals Team determines to be appropriate in furtherance of Dillard's compliance with the Conflict Minerals Rule, the OECD Guidance and the foregoing items.
The Conflict Minerals Team also involved other departments and functions within Dillard's from time to time as it deemed appropriate, including (a) Compliance, (b) Merchandising (c) Product Development and (d) Sourcing.

2.
Dillard’s engaged a third-party information management service provider (the "Service Provider") to complement its internal management processes. The Service Provider was engaged to assist with supplier outreach and due diligence and to store data and supporting documentation for us. We also retained specialist outside counsel to advise us in connection with our compliance with the Conflict Minerals Rule.

3.
We determined to utilize in our supplier survey the questions contained in the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI"). In addition, we determined to give respondents the option to submit a completed EICC/GeSI Conflict Minerals Reporting Template in response to the survey.

4.
The Service Provider has indicated that to us that it maintains data and supporting documentation for five years. The Service Provider also has indicated that it maintains the records in its possession on a computerized database.

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5.
We furnished our exclusive brand and private label suppliers that we determined to potentially be in-scope for purposes of the Conflict Minerals Rule (the "Suppliers") with an introductory email relating to the Conflict Minerals Rule and our compliance obligations thereunder. The Service Provider also sent the Suppliers an email with a link to its on-line supplier education portal and contact email addresses and telephone numbers for obtaining answers to questions and/or guidance on completing our survey.

6.
We participated in the following industry working groups: (a) the Retail Industry Leaders Association conflict minerals working group; (b) the National Retail Federation's conflict minerals working group; and (c) the American Apparel & Footwear Association's conflict minerals working group.

OECD Guidance Step 2: Identify and Assess Risks in the Supply Chain

1.
We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, supplier inquiries, information disseminated by trade associations, consultations with our third-party testing and factory inspection firms, discussions with other retailers and other information known to us. During the first quarter of 2013, we sent a survey to a portion of the suppliers that we determined might have had in-scope products. The purpose of this exercise was to assess the effectiveness of our initial outreach efforts, the completeness of the responses and to determine potential areas for improvement. Subsequent to the completion of this process, we retained the Service Provider to assist with our further supplier outreach.

2.
Subsequent to our initial limited supplier survey outreach, the Service Provider requested by email that the Suppliers provide us with information, through the completion of our online survey, concerning the usage and source of Conflict Minerals in their products that we identified as potentially being in-scope, as well as information concerning their related compliance efforts. We also permitted Suppliers to provide a response by submitting a completed EICC/GeSI Conflict Minerals Reporting Template. The Service Provider followed up by email or phone with all Suppliers that did not respond to the request within a specified time frame.

3.
The Service Provider reviewed the responses received from Suppliers. It followed up by email or phone with all Suppliers that submitted an incomplete response or a response that it determined contained errors or inaccuracies or that otherwise provide a written response determined not to be suitable by it, in each case requesting them to submit a revised response.

4.
If a Supplier was unable to provide information concerning the processors of Conflict Minerals in its supply chain, the Service Provider requested information on the Supplier's suppliers of products or components which may have required Conflict Minerals for their functionality or production (the "Tier 2 Suppliers"). The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.

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5.	If the Supplier did not respond to the survey request or provide the information requested, Dillard’s was provided with the Supplier's name and contact information to determine an escalation strategy.

6.
Based on the information furnished by the Suppliers, the Tier 2 Suppliers, additional tiers of suppliers, the Service Provider and other information known to us, we assessed the risks of adverse impacts.

OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks

1.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel.

2.
We intend to take the additional steps discussed under "Risk Mitigation Efforts After December 31, 2013" to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups.

OECD Guidance Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, if a smelter or refiner had been identified, under its procedures, the Service Provider on our behalf would have consulted information concerning independent third-party audits of smelters and refiners made available by the Conflict-Free Sourcing Initiative or in connection with The London Bullion Market Association's Good Delivery List or the Responsible Jewellery Council's Chain-of-Custody Certification Standard.

OECD Guidance Step 5: Report on Supply Chain Due Diligence

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.
Product Status
Due to the challenges of tracing a multi-tier supply chain, for 2013, we were unable to determine the smelters or refiners or countries of origin of the necessary Conflict Minerals contained in the products that we contracted to manufacture. The following categories of exclusive brand and private label products were in-scope for purposes of our compliance with the Conflict Minerals Rule:

•	Footwear

•	Apparel

•	Jewelry

•	Belts

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•	Handbags

•	Accessories
Not all of our products in these categories contained necessary Conflict Minerals.
For 2013, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
Dillard’s endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in its in-scope products by requesting that the Suppliers provide us with a completed questionnaire concerning the source of these Conflict Minerals in the products. If a smelter or refiner had been identified, under its procedures, the Service Provider, on our behalf, would have consulted information concerning independent third-party audits of smelters and refiners. Alternatively, we would have reviewed publicly available information to endeavor to determine the mine or location of origin of the necessary Conflict Minerals.
Risk Mitigation Efforts After December 31, 2013
Since the end of 2013, we have taken the following additional steps to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.
We adopted the "Conflict Minerals Policy". We communicated the policy internally by e-mail. The policy also was communicated by email to the suppliers that we determine to potentially be in scope for 2014. In addition, the Conflict Minerals Policy was posted on our website. For a summary of the Conflict Minerals Policy, see the Form SD to which this Conflict Minerals Report is an exhibit.

2.	We established a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by email.

3.	We implemented revisions to Dillard’s purchase order terms in order to further ensure vendor compliance with our Conflict Minerals Policy.

4.
We adopted a policy requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

Dillard’s intends to take the following additional steps in respect of 2014, either directly or through the Service Provider, to mitigate the risk that the necessary Conflict Minerals in its in-scope products benefit armed groups:

1.	Encourage Suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

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2	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

4.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.

5.	Participate in selected industry initiatives to identify smelters and refiners in the supply chain.

6.	Contact smelters identified as a result of the due diligence process that were not certified as conflict free, requesting that they obtain an audit from a recognized industry program.
All of the foregoing steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.

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